UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Toreador Resources Corporation
(Name of Issuer)

Common Stock, $0.15625 par value
(Title of Class of Securities)

891050106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,439 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,082,439 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 35,039 shares of Common Stock currently issuable upon the conversion of certain convertible notes.

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON CRAIG M. MCKENZIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 891050106

1	NAME OF REPORTING PERSON MARC SENGÈS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 891050106

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Nanes Balkany Partners I withdrew its nomination of Julien Balkany, Craig M. McKenzie and Marc Sengès for election as directors of the Issuer at its 2009 annual meeting of stockholders (the “2009 Annual Meeting”).  As a result, Messrs. McKenzie and Sengès terminated their obligations to act in concert with the other Reporting Persons with respect to the Issuer effective January 22, 2009.  Accordingly, Messrs. McKenzie and Sengès are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 22, 2009, the Issuer, Nanes Balkany Partners I, Nigel Lovett, John Mark McLaughlin, Julien Balkany, Craig M. McKenzie and Peter Hill entered into a Settlement Agreement among the parties (the “Settlement Agreement”).

Pursuant to the terms of the Settlement Agreement, the parties agreed to, effective January 22, 2009, among other things, the following:

•	Nanes Balkany Partners I withdrew its nomination of Messrs. Balkany and McKenzie and Marc Sengès for election at the 2009 Annual Meeting.

•
Nanes Balkany Partners I and its affiliates, and Mr. Balkany and Mr. McKenzie agreed, other than as contemplated by the Settlement Agreement and other than in a manner consistent with the recommendation of the Issuer’s board of directors (the “Board”) to the stockholders, not to solicit any proxies or consents for voting any of the Issuer’s securities, initiate or make proposals to the Issuer’s stockholders for the approval of stockholder proposals, otherwise communicate with the Issuer’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) of the Securities Exchange Act of 1934, as amended, or otherwise engage in any course of conduct with the purpose of causing stockholders to vote against the recommendation of the Board until the conclusion of the Issuer’s 2010 Annual Meeting of Stockholders (the “2010 Annual Meeting”).

•	Mr. McLaughlin resigned as a director and Chairman of the Board.

•	Mr. Lovett resigned as a director and as President and Chief Executive Officer of the Issuer.

•
Mr. Balkany and Mr. McKenzie were both appointed to the Board, and Dr. Hill was appointed as non-executive Chairman of the Board.  Also, Mr. McKenzie was appointed as the Issuer’s interim President and Chief Executive Officer.  Dr. Hill is expected to be appointed to the Board’s Executive Committee, Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee.  Mr. Balkany is expected to be appointed to the Board’s Executive Committee and Nominating and Corporate Governance Committee.

•
The Issuer agreed to nominate Dr. Hill, Mr. Balkany and Mr. McKenzie as nominees for election as directors at the 2009 Annual Meeting and to recommend to and solicit proxies from the stockholders to vote in favor of their election at the 2009 Annual Meeting.

•	The Issuer agreed not to increase the size of the Board to more than seven (7) directors until after the 2010 Annual Meeting, to be held no later than June 30, 2010.

•
The Board agreed to establish a search committee (the “Search Committee”) for the purpose of conducting a search for a permanent President and Chief Executive Officer of the Issuer consisting of Dr. Hill and Mr. Balkany, with Dr. Hill being the chairman.  The new President and Chief Executive Officer must be appointed by the Board no later than the earlier of the date of completion of the Issuer’s proxy statement for the 2009 Annual Meeting or April 15, 2009.

•
The Issuer implemented a policy requiring Board members to beneficially own at least 50,000 shares of the Issuer’s common stock within the later of six (6) months of the execution of the Settlement Agreement or six (6) months of their appointment to the Board.

•	The Issuer agreed to reimburse up to $85,000 of Nanes Balkany Partners I’s expenses relating to negotiating the Settlement Agreement and its potential election contest with the Issuer.

•
The Issuer agreed to redeem its Rights Agreement, dated November 20, 2008, between the Issuer and American Stock Transfer & Trust Company, LLC, within fifteen (15) days of the Issuer obtaining consent from International Finance Corporation as required under its Loan and Guarantee Agreement.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as exhibit 99.1 hereto and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, a press release was issued on January 23, 2009 (the “Press Release”), announcing the execution of the Settlement Agreement.  A copy of the Press Release is filed as exhibit 99.2 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 22, 2009, the Issuer, Nanes Balkany Partners I, Nigel J. Lovett, John M. McLaughlin, Julien Balkany, Craig M. McKenzie and Peter Hill entered into the Settlement Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1.
Settlement Agreement by and among Toreador Resources Corporation, Nanes Balkany Partners I LP, Nigel J. Lovett, John M. McLaughlin, Julien Balkany, Craig M. McKenzie and Peter Hill, dated January 22, 2009.

99.2.	Press Release, dated January 23, 2009.

CUSIP NO. 891050106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009

NANES BALKANY PARTNERS I LP

By:	Nanes Balkany Partners LLC
General Partner

By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Daryl Nanes
	Name:	Daryl Nanes
	Title:	Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Daryl Nanes
	Name:	Daryl Nanes
	Title:	Managing Member

/s/ Julien Balkany
JULIEN BALKANY

/s/ Daryl Nanes
DARYL NANES

/s/ Craig M. McKenzie
CRAIG M. MCKENZIE

/s/ Marc Sengès
MARC SENGÈS